

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 9, 2016

Marcus A. Lemonis
Chairman and Chief Executive Officer
Camping World Holdings, Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

> **Re:** **Camping World Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 29, 2016**
> **File No. 333-211977**

Dear Mr. Lemonis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2016 letter.

Basis of Presentation

Organization Structure, page ii

1.   We note your response to comment 2. Please confirm that the certain other employees you refer to in the amended definition of "Former Profit Unit Holders" constitute employees other than executive officers and directors of your company.

CWGS LLC Agreement

Agreement in Effect Upon Consummation of this Offering

Common Unit Redemption Right, page 199

2.   Please disclose whether the Continuing Equity Owner's redemption right may expire or lapse. If not, please disclose that this right may continue in perpetuity.

CWGS Enterprises, LLC and Subsidiaries Financial Statements for the Year Ended December 31, 2015

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Contracts in Transit, page F-11

3.   We note your response to comment 15. We note that prior to entering into a retail installment sales contract (RIC) with a third-party purchaser, you typically have a commitment from a third-party lender for the assignment of such RIC. However, we also note that the assignment of the RIC is subject to final review, approval and verification of the RIC, related documentation and the information contained therein. We have the following comments:

- Given that each RIC is subject to a final review, approval and verification process by the third-party lender, it appears possible that you could assign a RIC that did not pass the final review, approval and verification process, resulting in a RIC for which you did not receive funding. Please tell us how often this has happened and your basis in GAAP for appearing to recognize revenue and a receivable for the sale of an RV prior to completion of this final review process. In doing so, explain in more detail how you concluded that collectability is reasonably assured at the point in time at which you assign the RIC to the lender as opposed to the point in time at which the lender completes the final review process.

- Please tell us how many days typically lapse between your assignment of a RIC to the lender and completion of the lender's final review process. We note that your response to comment 36 from our letter dated July 13, 2016 states that RICs are typically funded within 10 days of the initial approval of the RIC by the lender; however, it is unclear to us whether the "initial approval" is the same thing as your assignment of a RIC to the lender, or if it is a different process, at what point the "initial approval" occurs. To assist us in understanding your response, please tell us whether the RIC with each third-party purchaser is pre-approved by the lender on an individual basis before you assign the RIC to the lender, and if so, whether this is the "initial approval" referenced in your previous response.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Lilyanna Peyser, Special Counsel at (202)551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brent Moody, Chief Administrative and Legal Officer
        Marc Jaffe, Esq.
        Benjamin J. Cohen, Esq.